Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 25, 2026

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – June 2, 2026 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 25, 2026.
Third Quarter of Fiscal 2026 Highlights
•Net income of $9.0 million, or $0.61 per Class A diluted share
•Sales increased 1.6% and same store sales decreased 0.2%
•Excluding the estimated impact of Winter Storm Fern on the first week of the quarter, same store sales increased 1.3%
•Same store digital sales increased 9%
Year-To-Date Fiscal 2026 Highlights
•Net income of $38.8 million, or $2.62 per Class A diluted share
•Sales increased 4.4% and same store sales increased 2.4%
•Same store digital sales increased 13%
Third Quarter of Fiscal 2026 Results
Sales were $572.6 million in the 13 weeks ended April 25, 2026 compared to $563.7 million in the 13 weeks ended April 26, 2025. Sales increased due primarily to the opening of the Watchung, NJ replacement store on April 9, 2025, partially offset by a decline in same store sales of 0.2%. Same store sales were negatively impacted by Winter Storm Fern, which resulted in store closures at the start of the third quarter, as well as a shift in demand into the final week of the second quarter as customers prepared for the storm. Excluding the estimated impact of Winter Storm Fern on the first week of the quarter, same store sales increased 1.3% in the 13 weeks ended April 25, 2026 compared to the 13 weeks ended April 26, 2025.
Same store sales were also negatively impacted by deflation in egg pricing and cannibalization of existing stores from the Watchung replacement store opening, partially offset by digital sales growth, continued growth in recently replaced or remodeled stores and higher sales in fresh departments. Pharmacy sales positively impacted same store sales despite lower pricing resulting from the Inflation Reduction Act. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales decreased to 28.08% in the 13 weeks ended April 25, 2026 compared to 28.77% in the 13 weeks ended April 26, 2025 due primarily to lower patronage dividends and other rebates received from Wakefern (.56%), increased warehouse assessment charges from Wakefern (.09%), an unfavorable change in product mix (.08%) and increased promotional spending (.05%), partially offset by increased departmental gross margin percentages (.08%).
Operating and administrative expense as a percentage of sales increased to 25.11% in the 13 weeks ended April 25, 2026 compared to 24.78% in the 13 weeks ended April 26, 2025. The increase in Operating and administrative expenses is due primarily to higher utility, repair and weather-related maintenance costs (.18%), increased external service, technology, legal and other professional fees (.15%), higher facility insurance costs (.08%) and higher employee costs (.06%), partially offset by lower advertising costs (.11%). Operating and administrative expense as a percentage of sales increased due primarily to lower operating leverage resulting from store closures at the start of the third quarter due to Winter Storm Fern, as well as a shift in demand into the final week of the second quarter as customers prepared for the storm.
Depreciation and amortization expense decreased in the 13 weeks ended April 25, 2026 compared to the comparative prior year fiscal period due primarily to timing of capital expenditures.

Exhibit 99.1

Interest expense decreased in the 13 weeks ended April 25, 2026 compared to the comparative prior year fiscal period due primarily to lower average outstanding debt balances.
Interest income decreased in the 13 weeks ended April 25, 2026 compared to the comparative prior year fiscal period due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The Company's effective income tax rate was 16.2% in the 13 weeks ended April 25, 2026 compared to 30.6% in the 13 weeks ended April 26, 2025. The decrease in the effective tax rate was primarily due to the excess tax benefit from vested stock-based compensation in the 13 weeks ended April 25, 2026.
Net income was $9.0 million in the 13 weeks ended April 25, 2026 compared to $11.2 million in the 13 weeks ended April 26, 2025.
Year-To-Date Fiscal 2026 Results
Sales were $1.796 billion in the 39 weeks ended April 25, 2026 compared to $1.721 billion in the 39 weeks ended April 26, 2025. Sales increased due primarily to same store sales growth of 2.4% and the opening of the Watchung, NJ replacement store on April 9, 2025. Same store digital sales reflected continued growth in recently replaced or remodeled stores and higher fresh and pharmacy sales, partially offset by deflation in egg pricing and cannibalization of existing stores from the Watchung replacement store opening.
Gross profit as a percentage of sales decreased to 28.15% in the 39 weeks ended April 25, 2026 compared to 28.71% in the 39 weeks ended April 26, 2025 due primarily to lower patronage dividends and other rebates received from Wakefern (.42%), an unfavorable change in product mix (.08%) and increased promotional spending (.05%).
Operating and administrative expense as a percentage of sales decreased to 24.11% in the 39 weeks ended April 25, 2026 compared to 24.20% in the 39 weeks ended April 26, 2025. Adjusted operating and administrative expenses decreased to 24.09% in the 39 weeks ended April 25, 2026 compared to 24.20% in the 39 weeks ended April 26, 2025. The decrease in Adjusted operating and administrative expenses is due primarily to lower employee costs (.24%), lower advertising costs (.11%) and short-term rental income (.09%), partially offset by increased external service, technology, legal and other professional fees (.14%), increased utility, repair and weather-related maintenance costs (.14%) and higher facility insurance costs (.05%).
Depreciation and amortization expense decreased in the 39 weeks ended April 25, 2026 compared to the comparative prior year fiscal period due primarily to timing of capital expenditures.
Interest expense decreased in the 39 weeks ended April 25, 2026 compared to the comparative prior year fiscal period due primarily to lower average outstanding debt balances.
Interest income decreased in the 39 weeks ended April 25, 2026 compared to the comparative prior year fiscal period due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The Company's effective income tax rate was 28.1% in the 39 weeks ended April 25, 2026 compared to 31.0% in the 39 weeks ended April 26, 2025. The decrease in the effective tax rate was primarily due to the excess tax benefit from vested stock-based compensation in the 13 weeks ended April 25, 2026.
Net income was $38.8 million in the 39 weeks ended April 25, 2026 compared to $40.9 million in the 39 weeks ended April 26, 2025. Adjusted net income was $39.1 million in the 39 weeks ended April 25, 2026 compared to $40.9 million in the 39 weeks ended April 26, 2025.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Exhibit 99.1

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company's operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company's principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; labor shortages; disruptions to supply chains; and other factors detailed herein and in the Company's filings with the SEC.
We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. We believe Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 25, 2026	April 26, 2025	April 25, 2026	April 26, 2025

Sales	$572,587	$563,669	$1,796,139	$1,721,016
Cost of sales	411,781	401,488	1,290,503	1,226,951
Gross profit	160,806	162,181	505,636	494,065

Operating and administrative expense	143,772	139,683	433,103	416,457
Depreciation and amortization expense	8,629	8,773	25,563	25,758
Operating income	8,405	13,725	46,970	51,850

Interest expense	833	899	2,542	2,871
Interest income	(3,128)	(3,256)	(9,572)	(10,228)
Income before income taxes	10,700	16,082	54,000	59,207

Income taxes	1,736	4,921	15,161	18,349
Net income	$8,964	$11,161	$38,839	$40,858

Net income per share:
Class A common stock:
Basic	$0.68	$0.84	$2.92	$3.07
Diluted	0.61	0.75	2.62	2.76

Class B common stock:
Basic	$0.44	$0.54	$1.90	$1.99
Diluted	0.44	0.54	1.90	1.99

Gross profit as a % of sales	28.08%	28.77%	28.15%	28.71%
Operating and administrative expense as a % of sales	25.11%	24.78%	24.11%	24.20%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following table reconciles Net income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	39 Weeks Ended
	April 25, 2026	April 26, 2025
Net Income	$38,839	$40,858

Adjustments to Operating and Administrative Expenses:
Pension settlement charge (1)	338	—

Adjustments to Income Taxes:
Tax impact of special items	(105)	—

Adjusted net income	$39,072	$40,858

Operating and administrative expenses	$433,103	$416,457
Adjustments to operating and administrative expenses	(338)	—
Adjusted operating and administrative expenses	$432,765	$416,457
Adjusted operating and administrative expenses as a % of sales	24.09%	24.20%

(1)Fiscal 2026 pension settlement charges relate to the termination of a company-sponsored plan.